SEC
Mail Processing
Section

JUN 18 2008

Washington, DC
101

9 June 2008
DKLER

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

Securities and Exchange Commissions,
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA


08003471

Leise Rasmussen
Executive Secretary

Corporate Communications

Dir. tlf. +4549111921
Mobil +4530851921
Fax +4549111555
dkler@coloplast.com

SEC File Number, 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the
Copenhagen Stock Exchange no. 11/2008.

Yours sincerely,
Coloplast A/S



Leise Rasmussen
Corp. Communications & IR

Direct tel: +45 4911 1921
E-mail: dkler@coloplast.com

SUPPL

PROCESSED



JUL 03 2008

THOMSON REUTERS



Announcement No. 11/2008
9 June 2008

Briefing on UK Department of Health Proposals

"Proposed new arrangements under Part IX of the Drug Tariff for the provision of stoma and continence appliances - and related services - in primary care"

The UK Department of Health has today published revised proposals relating to the supply of stoma and continence products - and related services - to National Health Service patients in primary care.

This stock exchange announcement contains a factual summary of the new consultation document. It is not possible to predict exactly the financial effects of the proposed changes and Coloplast will not provide information about the potential effects as long as the consultation process is ongoing.

The document is the latest in a series of consultative documents published by the Department of Health since October 2005. The last consultation opened in September 2007 and closed in December 2007. In March 2008, the Department announced that it had been unable to reach a decision on a way forward and that further consultation was necessary.

As a major player in the English medical device industry, Coloplast will engage fully in this new consultation process through the relevant industry associations and as an individual company.

The consultation is open until 9 September 2008 and the Department of Health seeks views on the following proposals:

Reimbursement of products

To apply a uniform 2% reduction to current reimbursement prices for all continence and stoma appliances.

An annual price increase mechanism will be introduced 12 months post implementation.

Remuneration of Services

The removal of on-cost payments as a percentage of the prescription value, these will be replaced with the following:

Professional dispensing fee of £0.90 per line item (unchanged).

Additional dispensing fee of £3.40 per line per item (previous consultation £3.23).

Stoma customisation fee of £4.32 for each customisable item with no cap (previous consultation £3.00 per item with a 25,000 item cap).

- A banded infrastructure payment capped at 50,000 items per month.
- A fee for specialist nurse visits (Appliance Use Reviews) - £54 for home visit or £27 at contractor's premises (previous fee £40).

Timetable for implementation

It is proposed that the new arrangements would be implemented at least six months after any announcement of a change.

This Stock Exchange Announcement contains only a summery of the consultation document. Coloplast refer to http://www.dh.gov.uk/en/Consultations/Liveconsultations/index.htm for further details.

Sten Scheibye
President and CEO

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1665
E-mail dklsk@coloplast.com

Press and the media

Elisabeth Geday
Head of External Relations
Tel. +45 4911 1922
E-mail dkege@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

END